Tofaş Türk Otomobil Fabrikası A.Ş.
GNL. MÜD. LÜK :BÜYÜKDERE CADDDESİ NO. 145
:34394 ZİNCİRLİKUYU / İSTANBUL
:P.K. 115 34330 LEVENT / İSTANBUL
TELEFON :(212) 275 33 90 (PBX) - 275 29 60 (PBX)
FAX :(212) 275 39 88 - 275 03 57
INTERNET :http//www.tofas.com.tr/
VERGİ DAİRESİ :ERTUĞRULGAZİ 846 000 0422

FABRİKA :YALOVA YOLU 10. Km
:(16369) BURSA
:P.K. 60 16369 BURSA
TELEFON :(224) 261 03 50 (PBX)
FAX :(224) 255 09 47
(224) 261 13 50
Tic.Sic.No.: 100324 / 46239

RECEIVED
2007 MAY 23 A 10:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

File No. 82-3699

07023750

21.05.2007

Re: Information Furnished Pursuant to
<u>Rule 12g3-2(b)(1)(iii)</u>

SUPPL

Ladies and Gentlemen:

In connection with the exemption granted to Tofaş Türk Otomobil Fabrikası A.Ş. (the "Company") from the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to Rule 12g3-2(b) under the Exchange Act (the "Rule"), File No. 82-3699, the Company encloses herewith certain information, furnished pursuant to subsection (1), clause (iii) of the Rule.

Very truly yours,

TOFAŞ
Türk Otomobil Fabrikası A.Ş.

PROCESSED
MAY 2 5 2007
THOMSON
FINANCIAL

Enclosure:
1. *Board decisions 2007/05, 2007/6*
2. *Convenience Translation of Financial Statements as of March 31, 2007*

dlw 5/24

Koç

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of Decision : 11.05.2007

Decision No. : 2007/05

Participants :

- Mr. Mustafa V. KOÇ : Chairman
- Mr. Sergio MARCHIONNE : Vice Chairman
- Mr. Ali Aydın PANDIR : Member & CEO
- Mr. Temel ATAY : Member
- Mr. Alfredo ALTAVILLA : Member
- Mr. Paolo MONFERINO : Member
- Mr. Mert BAYRAM : Auditor
- Mr. Angelo BAROCELLI : Auditor
- Mr. Serkan ÖZYURT : Auditor

AGENDA:

1- Replacement of the Members of the Board of Directors who have resigned.
2- Assignment of the members of the Committee Responsible for Auditing pursuant to relevant Notification and regulations of Capital Market Board.

1- Mr. Mustafa V. KOÇ, the Chairman of the Board of our Company has proposed to adopt the following resolution on the resignation from the Board Membership and on replacement thereof.

The resignation of Mr. F. Bülent ÖZAYDINLI who has been holding the title of Member of the Board of Directors of our Company since 15.05.2000 and the resignation of Mr. Kudret ÖNEN who has been holding the title of Member of the Board of Directors of our Company since 01.05.2006 have been approved. The Board of Directors has offered its gratitude to Mr. F. Bülent ÖZAYDINLI and Mr. Kudret ÖNEN for their successful performance and contribution throughout their term of office. Upon the proposal of Koç Holding A.Ş., it has been resolved to appoint Mr. Bülent BULGURLU and Mr. Osman Turgay DURAK as the members the Board of Directors of our Company due to the vacancies caused by Mr. F. Bülent ÖZAYDINLI and Mr. Kudret ÖNEN, and to bring this proposal of assignment to the first General Assembly's approval.

It has been resolved that Mr. Bülent BULGURLU and Mr. Osman Turgay DURAK, appointed as the Members of the Board of Directors of our Company, will be authorized to represent the Company as the First Degree Signatories pursuant to Turkish Commercial Code and relevant regulations and in accordance with the Circular of Signatures No: 21 of our Company.

2- Within the scope of regulations under the Notification of Capital Market Board Volume. X No: 19 and the provision that sets forth establishment of a Committee Responsible for Auditing among the members of the Board of Directors, it is hereby resolved to assign Mr. O. Turgay DURAK and Mr. Paolo MONFERINO as the members of the Committee Responsible for Auditing pursuant to the provisions of the said Notification.

MUSTAFA V. KOÇ
Chairman

SERGIO MARCHIONNE
Vice Chairman

ALİ AYDIN PANDIR
Member&CEO

TEMEL ATAY
Member

ALFREDO ALTAVILLA
Member

PAOLO MONFERINO
Member

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision : 14.05.2007

Number of the Decision : 2007/06

Participants :

- Mr. Mustafa V. KOÇ	: Chairman
- Mr. Sergio MARCHIONNE	: Vice Chairman
- Mr. Ali Aydın PANDIR	: Member & CEO
- Mr. Temel ATAY	: Member
- Mr. Bülent BULGURLU	: Member
- Mr. O. Turgay DURAK	: Member
- Mr. Alfredo ALTAVILLA	: Member
- Mr. Paolo MONFERINO	: Member
- Mr. Mert BAYRAM	: Auditor
- Mr. Angelo BAROCELLI	: Auditor
- Mr. Serkan ÖZYURT	: Auditor

SUBJECT: Discussion of Company Financial Statements as of March 31, 2006 and submittal of them to CMB and Istanbul Stock Exchange for promulgation.

The Members of Auditing Committee of our Board of Directors have proposed to adopt the following resolution on the financial statements and footnotes of the Company pursuant to paragraph 2 of Turkish Commercial Code 330.

With regards to the consolidated financial statements of our Company as of 31.12.2006, it is hereby resolved to submit the independent auditing review report signed and submitted on 20.03.2007 by Güney Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi, an Affiliated Firm of Ernst & Young International, to Capital Market Board and Istanbul Stock Exchange for promulgation purposes in order for the Board of Directors to determine that they are prepared in line with the information retained by the Partnership and reviewed in accordance with the regulations, and they correctly reflect the financial status and activity results of our Company as of the mentioned period and the report does not contain any false statements with regards to important issues or any deficiencies that may be misleading as of the date of statement pursuant to resolution 29/692 of Capital Market Board on 5.6.2003.

MUSTAFA V. KOÇ
Chairman

SERGIO MARCHIONNE
Vice Chairman

ALİ AYDIN PANDIR
Member&CEO

BÜLENT BULGURLU
Member

TEMEL ATAY
Member

O. TURGAY DURAK
Member

ALFREDO ALTAVILLA
Member

PAOLO MONFERINO
Member

(CONVENIENCE TRANSLATION OF FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH SEE NOTE 45 TO THE FINANCIAL STATEMENTS)

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

Consolidated Financial Statements
March 31, 2007

(Convenience Translation of Financial Statements Originally Issued in Turkish - See Note 45 to the Financial Statements)

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

TABLE OF CONTENTS

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

CONSOLIDATED BALANCE SHEET
As of March 31, 2007
(Currency – Thousands of New Turkish Liras (YTL))

ASSETS	Notes	(Unaudited) March 31, 2007	(Audited) December 31, 2006
Current Assets		**1.131.946**	1.261.832
Cash and cash equivalents	4	**379.311**	518.364
Investment securities	5	-	-
Trade receivables from third parties (net)	7	**105.650**	174.457
Financial lease receivables	8	-	-
Trade receivables from related parties (net)	9	**336.455**	331.056
Other receivables (net)	10	**5.008**	3.854
Biological assets (net)	11	-	-
Inventories (net)	12	**195.398**	157.055
Receivables from construction projects in progress (net)	13	-	-
Deferred tax asset	14	-	-
Other current assets	15	**110.124**	77.046
Non-current Assets		**1.241.152**	1.157.005
Trade receivables from third parties (net)	7	-	-
Financial lease receivables	8	-	-
Trade receivables from related parties (net)	9	-	-
Other receivables (net)	10	**50.067**	29.819
Available for sale financial assets (net)	16	**23.994**	23.994
Positive/negative goodwill (net)	17	-	-
Investment properties (net)	18	-	-
Property, plant and equipment (net)	19	**804.843**	751.474
Intangibles (net)	20	**330.200**	314.020
Deferred tax asset	14	**32.007**	37.656
Other non-current assets	15	**41**	42
Total Assets		**2.373.098**	2.418.837

The accompanying policies and explanatory notes on pages 4 through 39 form and integral part of the consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish – See Note 45)

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

CONSOLIDATED BALANCE SHEET
As of March 31, 2007
(Currency – Thousands of New Turkish Liras (YTL))

LIABILITIES	Notes	(Unaudited) March 31, 2007	(Audited) December 31, 2006
Current Liabilities		891.099	949.559
Short-term bank borrowings (net)	6	22.459	12.981
Current portion of long-term bank borrowings (net)	6	60.266	57.878
Short-term financial lease payables (net)	8	-	-
Other financial liabilities (net)	10	-	-
Trade payables to third parties (net)	7	280.167	305.224
Trade payables to related parties (net)	9	401.708	479.335
Advances taken	21	-	-
Progress billings amounts of construction in progress (net)	13	-	-
Provisions	9, 23	87.742	63.085
Deferred tax liability	14	-	-
Other current liabilities (net)	10	38.757	31.056
Non-current Liabilities		433.312	451.282
Long-term bank borrowings (net)	6	347.151	376.499
Long-term financial lease payables (net)	8	-	-
Other financial liabilities (net)	10	-	-
Trade payables to third parties (net)	7	-	-
Trade payables to related parties (net)	9	-	-
Advances taken	21	-	-
Provisions	23	58.749	53.985
Deferred tax liability	14	-	-
Other current liabilities (net)	10	27.412	20.798
Minority interest	24	-	-
Shareholders' Equity		1.048.687	1.017.996
Paid-in share capital	25	500.000	500.000
Adjustments to share capital and equity instruments	25	-	-
Capital reserves		361.796	361.796
Share premium		-	-
Gain on cancellation of shares		-	-
Revaluation fund		-	-
Revaluation surplus of financial assets	16	12.261	12.261
Inflation adjustment on equity items	26	349.535	349.535
Profit reserves	27-28	33.102	31.700
Legal reserves		-	-
Statutory reserves		7.741	7.741
Extraordinary reserves		10.704	10.704
Special funds		-	-
Gain on sale of fixed assets and financial assets subject to share capital increase		-	-
Foreign currency translation adjustment		-	-
Cumulative gain on the hedging		14.657	13.255
Net income for the period		29.289	81.875
Transfer from net income for the period of gain on sale of fixed asset to share capital	26,38	-	-
Retained earnings	27-28	124.500	42.625
Total Liabilities and Shareholders' Equity		2.373.098	2.418.837

The accompanying policies and explanatory notes on pages 4 through 39 form and integral part of the consolidated financial statements.

CONSOLIDATED INCOME STATEMENT
For the period ended March 31, 2007
Currency – Thousands of New Turkish Lirası (YTL))

	Notes	(Unaudited) March 31, 2007	(Unaudited) March 31, 2006
Operational Income			
Net sales	36	**717.059**	605.054
Cost of sales (-)	36	**(665.015)**	(554.693)
Service income (net)		**-**	1.004
Other income from operational activities (net)	36	**16.273**	8.598
Gross Operational Profit		**68.317**	59.963
Operating expenses (-)	37	**(55.933)**	(57.215)
Net Operational Profit / (Loss)		**12.384**	2.748
Other operating income	38	**7.036**	3.528
Other operating expense (-)	38	**(666)**	(89)
Financial income / (expense) (net)	39	**16.366**	21.495
Operating Profit		**35.120**	27.682
Net monetary loss	40	**-**	-
Minority interest	24	**-**	-
Net Income Before Provision for Taxes		**35.120**	27.682
Taxation	41	**(5.831)**	(1.883)
Net Income / (Loss)		**29.289**	25.799
Weighted average number of shares (thousand shares with 1 Yeni Kuruş each)		**50.000.000**	50.000.000
Earnings per share (Yeni Kuruş)	42	**0,06**	0,05

The accompanying policies and explanatory notes on pages 4 through 39 form and integral part of the consolidated financial statements.

(Currency – Thousands of New Turkish Liras (YTL))

1. CORPORATE INFORMATION

Tofaş Türk Otomobil Fabrikası A.Ş. (a Turkish corporation, the Company - Tofaş) was established in 1968 as a Turkish-Italian cooperation venture to manufacture passenger cars and light commercial vehicles under licenses from Fiat Auto S.p.A. (Fiat). The Company, which is a member of Koç Holding A.Ş. and Fiat, also produces various automotive spare parts used in its automobiles. The Company's main office is located in Büyükdere Cad. No:145 Zincirlikuyu Şişli, İstanbul. The manufacturing facilities are located in Bursa. The Company manufactures its cars pursuant to license agreements between the Company and Fiat. These license agreements prohibit the Company from assembling, producing, importing or selling any car other than Fiat cars. The Company has been registered with the Turkish Capital Market Board (CMB) and quoted on the İstanbul Stock Exchange (ISE) since 1991.

The Company conducts a significant portion of its business with corporations, which are affiliates of Koç Holding A.Ş. or Fiat (see Note 9).

As of March 31, 2007, consolidated subsidiaries of the Company are as follows:

Name of the Company	Operating Area	Percentage of Ownership	
		March 31, 2007	December 31, 2006
Koç Fiat Kredi Tüketici Finansmanı A.Ş. (KFK)	Consumer financing	**99,9%**	99,9%
Mekatro Araştırma Geliştirme A.Ş. (Mekatro)	Research and development	**97,0%**	97,0%
Platform Araştırma Geliştirme Tasarım ve Ticaret A.Ş. (Platform)	Research and development	**99,0%**	99,0%
Fer Mas Oto Ticaret A.Ş	Trading of automobile and spare parts	**99,4%**	99,4%

For the purpose of the consolidated financial statements, the Company and its consolidated subsidiaries are referred to as "the Group".

The average number of personnel in accordance with their categories is as follows;

	March 31, 2007	December 31, 2006
Blue-collar	**4.441**	4.122
White-collar	**1.157**	966
Total number of personnel	**5.598**	5.088

(Currency – Thousands of New Turkish Liras (YTL))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The financial statements of the Group have been prepared in accordance with accounting and reporting standards (CMB Accounting Standards) as prescribed by Turkish Capital Market Board (CMB). CMB has issued communiqué no. XI-25 "Communique on Accounting Standards in Capital Markets" which sets out a comprehensive set of accounting principles. In this Communique, CMB stated that alternatively application of accounting standards prescribed by the International Accounting Standards Board (IASB) and International Accounting Standards Committee (IASC) will also be considered to be compliant with CMB Accounting Standards.

On March 17, 2005, CMB has issued a resolution and declared that application of inflation accounting is no longer required for companies operating in Turkey and reporting under CMB Accounting Standards, with effect from January 1, 2005. Financial statements have been prepared under the alternative application defined by CMB as explained above. The financial statements and footnotes are presented using the compulsory standard formats as prescribed by CMB.

The consolidated financial statements were authorized for issue on May 14, 2007 by the Board of Directors of the Company and signed by Nezih Olcay, Accounting, Finance and Control Group Director and Selçuk Öncer, Accounting Director, representing Board of Directors. The General Assembly and certain regulatory bodies have the power to amend the statutory financial statements after issue.

Functional Currency and Reporting Currency

The functional and reporting currency of the Group is accepted as YTL.

In accordance with CMB announcement No.11/367 dated March 17, 2005; since the objective conditions for the application of restatement is no longer available and since CMB foresees that the probability of the re-occurrence of the conditions is remote, lastly the financial statements as of December 31, 2004 have been subject to the restatement per IAS 29 (Financial Reporting in Hyperinflationary Economies). Therefore, the non-monetary assets, liabilities and shareholders' equity including share capital reported in the balance sheet as of March 31, 2007 and December 31, 2006 are derived by indexing the additions occurred until December 31, 2004. The additions after December 31, 2004 are carried with their nominal amounts.

Restatement of balance sheet and income statement items through the use of a general price index and relevant conversion factors does not necessarily mean that the Group could realize or settle the same values of assets and liabilities as indicated in the consolidated balance sheets. Similarly, it does not necessarily mean that the Group could return or settle the same values of equity to its shareholders.

Basis of Consolidation

The control relation is normally evidenced when the Company owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. During consolidation inter-company balances and transactions, including intercompany profits and unrealized profits and losses are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

3. ACCOUNTING POLICIES AND PRINCIPLES

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand and cash at banks. Cash equivalents are short-term highly liquid investments that are readily convertible to known amounts and that are subject to an insignificant risk of change in value.

Cash and cash equivalent balances in the consolidated cash flow statements do not include the cash amounts with original maturity of three months or more.

Marketable Securities

Held- to- Maturity Investments

Financial assets with fixed or determinable payments and fixed maturity where management has both the intent and the ability to hold to maturity are classified as held-to-maturity.

Investments that are intended to be held to maturity are measured at amortized cost by using effective interest rate. For investments carried at amortized cost, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process. Interest income of held-to-maturity investments is included in income statement.

During 2005, the Group has sold its investment securities which are classified as held to maturity before their maturities. Based on the provisions of IAS 39 (Financial Instruments: Recognition and Measurement), an entity is not allowed to classify any financial assets as held-to-maturity in the current financial year or in the following two fiscal years if the entity has sold or reclassified more than an insignificant amount of held-to maturity investments before maturity other than the specific exceptions provided in the Standard.

Available for Sale Financial Assets, net

Available for sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the preceding categories. After initial recognition, available for sale financial assets are measured at fair value. Gains or losses on remeasurement to fair value are recognized as a separate component of equity, under revaluation surplus of financial assets (Not 16). The interest income, which is computed by using effective interest rate is recognized in the income statement.

Loans (Consumer Financing Loans)

Consumer financing loans originated by the wholly owned subsidiary, KFK are carried at amortized cost. A specific credit risk provision for loan impairment is established to provide for management's estimate of credit losses as soon as the recovery of an exposure is identified as doubtful. When a loan is deemed uncollectible, it is written off against the related provision for impairment. Subsequent recoveries are credited to the income statement if previously written off.

Trade Receivables

Trade receivables have a maturity range of 30-90 days and are recognized at original invoice amount and carried at amortized cost less an allowance for any uncollectible amounts. An estimate for doubtful debt is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

(Currency – Thousands of New Turkish Liras (YTL))

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Trade Payables

Trade payables have average maturities changing between 30-90 days and consist of amounts invoiced or not related with the realized material or service purchases, and are carried at amortized cost.

Inventories

Inventories are valued at the lower of cost or net realizable value after provision for obsolete items. Costs incurred in bringing each product to its present location and condition are accounted for as follows: Raw materials - purchase cost on a monthly average basis; finished goods and work-in-process - cost includes the applicable allocation of fixed and variable overhead costs on the basis of monthly average basis. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale. The scrap inventory is written off when identified.

Property, Plant and Equipment

Property, plant and equipment (PP&E) are stated at cost less accumulated depreciation and accumulated impairment loss. When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

The initial cost of PP&E comprises its purchase price, including import duties and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the PP&E have been put into the operation, such as repairs and maintenance and overhaul costs are normally charged to income in the period the costs are incurred. Expenditures are added to cost of assets if the expenditures provide economic added value for the future use of the related PP&E.

Depreciation is computed on a straight-line basis over the estimated useful lives. The useful lives and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of PP&E. The depreciation terms are as follows;

	Starting from January 1, 2006 (years)	Up to December 31, 2005 (years)
Land improvements	33	33
Buildings	33	25
Machinery and equipment	12 - 14	8 - 12
Motor vehicles	4 - 8	4 - 5
Furnitures and fixtures	8	6 - 8
Moulds and models	6 - 8	6 - 8
Leasehold improvements	30	30

The Group has performed a review of the useful lives of its fixed assets and revised the useful lives of certain assets effective from January 1, 2006.

In case of any indication of the impairment in the carrying value of property, plant and equipment, the recoverable amount is re-assessed and provision for impairment is reflected in the financial statements.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Intangible Assets

Intangible assets acquired separately from a business are capitalized at cost. Intangible assets, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred. Intangible assets are amortized on a straight-line basis over their useful lives (5 years). The depreciation period for the intangibles capitalized in relation with the new models will be started after the production of these models is started. The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Research and Development Costs

Expenditures for research and development are charged against income in the period incurred except for project development costs which comply with the following criteria:

- The product or process is clearly defined and costs are separately identified and measured reliably;
- The technical feasibility of the product is demonstrated;
- The product or process will be sold or used in-house;
- A potential market exists for the product or its usefulness in case of internal use is demonstrated; and
- Adequate technical, financial and other resources required for completion of the project are available.

The costs related to the development projects are capitalized when the criteria above are first met (Note 20).

Interest Income and Expense

Interest income and expense are recognized in the income statement on an accrual basis using the effective yield method. Interest income is suspended when loans become doubtful or when the borrower defaults.

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues are stated net of discounts, value added and sales taxes. Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

Service income is recognized when the service is rendered and the amount is reliably measured.

Dividend income is recognized when the Group has the right to receive the dividend payment. Rent income is recognized in the financial statements when the Group's right to receive the monthly rent income is established.

Recognition and Derecognition of Financial Instruments

The Group recognizes a financial asset or financial liability in its balance sheet when and only when it becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial asset or a portion of financial asset when and only when it loses control of the contractual rights that comprise the financial asset or a portion of financial asset. The Group derecognizes a financial liability when and only when a liability is extinguished that is when the obligation specified in the contract is discharged, cancelled and expires.

All the normal sales or purchase transactions of financial assets are recorded at the transaction date, that the Group guaranteed to purchase or sell the financial asset. These transactions generally require the transfer of financial asset in the period specified by the general conditions and the procedures in the market.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Bank Borrowings

All bank borrowings are initially recognized at cost, being the fair value of the consideration received net of issue cost associated with the borrowing. After initial recognition, bank borrowings are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue cost and any discount or premium on settlement.

Borrowing Costs

Borrowing costs that are directly attributable to the acquisation, construction or production of a qualifying asset shall be capitalised as part of the cost of that asset. Such borrowing cost are capitalised as part of the cost of the asset when it is probable that they will result in future economic benefits to the entity and the costs can be measured reliably. Other borrowing costs are recognized as an expense in the period in which they are incurred. As of March 31, 2007 the Group capitalized YTL 3.247 of interest expense on loans obtained in relation with the investment of Mini Cargo model and recognized under property plant and equipment account.

Fair Value of Financial Instruments

Fair (market) value is the amount for which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

The fair (market) values of the financial instruments are determined in accordance with the following methods and assumptions as follows:

Financial Assets

Monetary assets for which fair value approximates carrying value are carried at cost in the financial statements and consists of cash and cash equivalents, their interest accruals, and other financial assets; and considered to approximate their respective carrying values due to their short-term nature and negligible credit losses. The carrying value of accounts receivable along with the related allowance for unearned income and uncollectibility are estimated to be their fair values.

Financial Liabilities

Monetary liabilities for which fair value approximates carrying value including accounts payable, short-term bank borrowings and other monetary liabilities are considered approximate their respective carrying values due to their short-term nature. The bank borrowings are stated at their amortized costs and transaction costs are included in the initial measurement of bank borrowings. The fair value of bank borrowings are considered to state their respective carrying values since the interest rate applied to bank borrowings are updated periodically by the lender to reflect active market price quotations. The carrying value of accounts payable along with the related allowance for unrealized cost is estimated to be their fair values.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Income Taxes

Tax expense / (income) is the aggregate amount included in the determination of net profit or loss for the period in respect of current and deferred tax.

Deferred tax is computed, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against the deductible temporary differences. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Deferred taxes arising from income and expenses accounted under equity are also recorded under equity.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Employee Benefits/Reserve for Retirement Pay

Defined Benefit Plans

In accordance with existing social legislation, the Group is required to make lump sum termination indemnities to each employee who has completed one year of service with the Group and whose employment is terminated due to retirement or for reasons other than resignation or misconduct.

In the consolidated financial statement, the Group has reflected a liability calculated using "Projected Unit Credit Method" and based upon factors derived using the Group's experience of personnel terminating their services and being eligible to receive benefits, discounted by using the current market yield at the balance sheet date on government bonds. All actuarial gains and losses calculated are reflected in the income statement.

Defined Contribution Plans

The Group is obliged to pay premiums to Social Security Agency for its employees during the period of employment. The Group does not have any further obligation as long as it realizes the payment of such premiums. Social security premiums are reflected in the personnel expenses as they accrue. During 2007, the Group had social security premium expenses amounting to YTL 7.392 (December 31, 2006 - YTL 26.828).

Earnings per Share

Earnings per share disclosed in the income statement are determined by dividing net income by the weighted average number of shares that have been outstanding during the related period concerned.

In Turkey, companies can increase their share capital by making a pro rata distribution of shares (Bonus Shares) to existing shareholders without consideration for amounts resolved to be transferred to share capital from retained earnings and revaluation surplus. For the purpose of the EPS calculation such Bonus Share issues are regarded as stock dividends. Dividend payments, which are immediately reinvested in the shares of the Group, are regarded similarly.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Subsequent Events

Post-period-end events that provide additional information about the Group's position at the balance sheet date (adjusting events), are reflected in the financial statements. Post-period-end events that are not adjusting events are disclosed in the notes when material.

Provisions, Contingent Assets and Liabilities

Provisions

A provision is recognized when, and only when the Group has a present obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are recognized by the amortized amount as of balance sheet date in case that the monetary loss is material. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Warranty Provision

The Group provides free of charge maintenance service for the vehicles, during the first two-year period following the date of sale. Export sales of the Group are not under a warranty commitment. Warranty provision is periodically reviewed and reassessed in accordance with the realized expenses in the previous periods.

Contingent Assets and Liabilities

Contingent liabilities are not recognized in the financial statements, but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the financial statements, but disclosed when an inflow of economic benefits is probable.

Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Foreign Currency Transactions and Translation

Income and expenses arising in foreign currencies during the year have been translated at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies have been translated at the exchange rates prevailing at the balance sheet dates, which is announced by Turkish Republic Central Bank. Exchange gains or losses arising from the settlement and translation of foreign currency items have been included in the related income and expense accounts, as appropriate.

Use of Estimates

The preparation of financial statements requires Group management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Warranty provision, reserve for employee termination and other provisions are relying significant estimates and judgments. Actual results could differ from those estimates. These estimates are reviewed periodically, and as adjustments become necessary, they are reported in earnings in the periods in which they become known.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Cash Flow Hedge

Changes in the fair value of a hedging instrument that qualifies as a highly effective cash-flow hedge are recognized directly in shareholders' equity.

The ineffective portion is immediately recognized in net profit or loss. If the hedge cash flow results in the recognition of an asset or a liability, all gains and losses previously recognized directly in equity are transferred from equity and included in the initial measurement of the cost or carrying value of the asset or liability. Otherwise, for all other cash flow hedges, gains and losses initially recognized in equity are transferred from hedging reserve to net profit or loss in the same period or periods during which the hedged firm commitment or forecasted transaction affects the income statement.

When the hedge ceases to be highly effective, hedge accounting is discontinued prospectively. In this case, the cumulative gain or loss on the hedging instrument that has been reported directly in equity is retained in equity until the committed of forecasted transaction occurs. When the committed or forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously reported in equity is transferred to the income statement.

Management considers an effective cash flow hedge relationship between foreign currency originated long term loans and the realized and forecasted sales (items subject to be hedged) of light commercial vehicles (Doblo and Mini Cargo (MCV)). Effectiveness of hedge relationship has been determined by the agreements made between the Company and Fiat and Peugeot Citroen Automobiles SA (PSA). It is vastly probable to cover long term loan liabilities by the planned sales of MCV to Fiat and PSA starting from 2008 until December, 2015. Additionally, it is also probable to cover long term loan liabilities for Doblo by the present sales and planned sales to Fiat until 2008.

Related Parties

Parties are considered related when one party either through ownership, contractual rights, family relationship or otherwise, has the ability to directly or indirectly control or significantly influence the other party. Related parties also include individuals that are shareholders, members of the Company's management and employees. Related party transactions are transfer of resources or obligations between related parties, regardless of whether a price is charged.

Financial Risk Management Objectives and Polices

The Group's principal financial instruments comprise cash and short-term deposits, consumer financing loans, investment securities and bank borrowings. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

The main risks arising from the Group's financial instruments are foreign currency risks, interest rate risks and credit risk.

(Currency – Thousands of New Turkish Liras (YTL))

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Credit Risk

Other than its related parties, the Group trades with only with recognized, creditworthy third parties. It is the Group policy that all customers who wish to trade on credit terms are subject to credit screening procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

There are no significant concentrations of credit risk within the Group, other than the disclosed balances and transactions with the related parties.

Interest Rates Risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities.

Currency Risk

The Group is exposed to the foreign exchange risk through the impact of rate changes at the translation of foreign currency denominated liabilities to New Turkish lira. The currency risks are monitored and limited by the analysis of foreign currency position except for the cash flow hedge transactions.

Government Grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systemic basis to the costs that it is intended to compensate. Where the grant relates to an asset, it is set up as deferred income. Where the Group receives non-monetary grants, the asset and that grant are recorded at nominal amounts and is released to the income statement over the expected useful life of the relevant asset by equal annual installments.

4. CASH AND CASH EQUIVALENTS

	March 31, 2007	December 31, 2006
Cash on hand	**26**	12
Cash at banks		
-demand deposits	**19.637**	25.826
-time deposits	**359.685**	492.598
Payment orders	**(37)**	(72)
Total	**379.311**	518.364

4. CASH AND CASH EQUIVALENTS (continued)

The breakdown of time deposits are as follows:

	March 31, 2007		December 31, 2006	
	Amount (YTL Equivalent)	**Effective interest rate per annum (%)**	Amount (YTL Equivalent)	Effective interest rate per annum (%)
Denominated in YTL	**257.286**	**18,45 - 19,7**	330.845	17,9 - 21,5
Denominated in USD	**1.132**	**5**	2.663	5
Denominated in EUR	**101.267**	**3,1 - 3,45**	159.090	3,1 - 3,5
Total	**359.685**		492.598	

As of March 31, 2007, the maturities of time deposits are between a week and one month (December 31, 2006 - between a week and one month). As of March 31, 2007 and December 31, 2006, there are no time deposits with maturities exceeding three months. The time deposits bear fixed interest rates.

As of March 31, 2007 the cash at banks comprise deposits amounting to YTL 366.142 (2006 – YTL 458.523) which are deposited at banks, which are the related parties of the Group.

5. INVESTMENT SECURITIES

As of March 31, 2007, the Group does not have investment securities (2006-None).

6. FINANCIAL LIABILITIES

a) Short-term Bank Borrowings

	March 31, 2007			December 31, 2006		
	Amount in Thousands (Original currency)	**Amount (YTL Equivalent)**	**Effective interest rate per annum (%)**	Amount in Thousands (Original currency)	Amount (YTL Equivalent)	Effective interest rate per annum (%)
Short-term bank borrowings						
Denominated in YTL	**-**	**6.131**	**14-20**	-	10.635	14 – 20
Denominated in EUR	**1.100**	**2.022**	**4,64-5,1**	1.100	2.037	4,64 – 5,1
Denominated in USD (*)	**10.000**	**13.801**	**Libor+0,5**	-	-	-
Accrued interest		**505**			309	
Total		**22.459**			12.981	

(*) Short-term bank borrowings which are denominated in USD comprise bank borrowings obtained by KFK, consolidated subsidiary.

6. FINANCIAL LIABILITIES (continued)

b) Long-term Bank Borrowings

	March 31, 2007			December 31, 2006		
	Amount in Thousands (Original currency)	**Amount (YTL Equivalent)**	**Effective interest rate per annum (%)**	Amount in Thousands (Original currency)	Amount (YTL Equivalent)	Effective interest rate per annum (%)
Long-term bank borrowings						
Denominated in EUR	**207.128**	**380.763**	**6 Month Euribor-0,36% 6 Month Euribor+1,64%**	221.709	410.495	6 Month Euribor-0,36% 6 Month Euribor+1,64%
Denominated in YTL(*)	**-**	**20.000**	**21-21,2**	-	20.000	21 – 21,9
Accrued interest	**2.608**	**6.654**		1.698	3.882	
Less: Current portion of long-term bank borrowings		**(60.266)**		(30.861)	(57.878)	
Total		**347.151**		192.546	376.499	

(*) Long-term bank borrowings which are denominated in YTL comprise bank borrowings obtained by KFK, consolidated subsidiary, to finance consumer financing loans.

YTL loans bear fixed interest rates while Euro loans bear variable interest rate.

The repayment schedule of the long-term bank borrowings is as follows:

	March 31, 2007	December 31, 2006
1 – 5 years	**244.574**	273.184
After 5 years (*)	**102.577**	103.315
Total	**347.151**	376.499

(*) Repayment of the long-term loans amounting to YTL 273.540 (equivalent of EUR 148.800) obtained in relation with the investment for Mini Cargo model which will be made between 2008 and 2015 in equal installments.

The Euro denominated long-term loans were obtained to finance the investment to manufacture Doblo and Mini Cargo light commercial vehicles. The Group has obtained EUR 350 million long-term loans in 2006 based on two different manufacturing agreements with the participation of various financial institutions to be utilized in investment of Mini Cargo. According to the manufacturing agreements signed by the Group, the repayment obligations related loans obtained for (i) Doblo is guaranteed by Fiat and (ii) Mini Cargo is by Fiat and Peugeot Citroen Automobiles SA (PSA) through future purchases. Accordingly, the Group's exposure to foreign exchange rate and interest rate fluctuations is undertaken by Fiat and PSA.

(Currency – Thousands of New Turkish Liras (YTL))

7. TRADE RECEIVABLES AND PAYABLES

a) Trade Receivables

	March 31, 2007	December 31, 2006
Accounts receivables	**105.933**	174.866
Doubtful trade receivables	**487**	486
	106.420	175.352
Less: Provision for doubtful receivables	**(485)**	(484)
Less: Discount	**(285)**	(411)
Total	**105.650**	174.457

As of March 31, 2007, the letter of guarantees, guarantee notes and direct debit system limit (*) obtained as collateral for trade receivables amounted to YTL 87.535, YTL 9.096 and YTL 192.701, respectively (December 31, 2006 - letter of guarantees amounting to YTL 79.779 , guarantee notes amounting to YTL 9.787 and direct debit system limit amounting to YTL 184.176).

(*) Represents the payment guarantee limit granted by the banks to their customers based on their transaction volume.

b) Trade Payables

	March 31, 2007	December 31, 2006
Trade payables	**281.066**	306.891
Less: Discount	**(899)**	(1.667)
Total	**280.167**	305.224

8. FINANCE LEASE OBLIGATIONS AND RECEIVABLES

As of March 31, 2007 and December 31, 2006, the Group does not have any leasing obligation or receivable.

(Currency – Thousands of New Turkish Liras (YTL))

9. RELATED PARTY BALANCES

Due from related parties	March 31, 2007	December 31, 2006
Fiat	**291.047**	281.638
Birmot A.Ş. (Birmot - Subsidiary of Koç Holding A.Ş.)	**45.270**	49.388
Other	**1.045**	809
	337.362	331.835
Less: Discount	**(907)**	(779)
Total	**336.455**	331.056

Due to related parties	March 31, 2007	December 31, 2006
Fiat	**359.962**	404.515
Mako Elektrik Sanayi ve Ticaret A.Ş. (Mako - Associate company of Fiat)	**14.142**	15.891
Comau S.p.A. (Comau - Associate company of Fiat)	**14.703**	20.415
Elasis Societa Consortile per Azioni – (Elasis –Associate company of Fiat)	**-**	20.792
Birmot	**176**	1.484
Others	**14.013**	18.858
	402.996	481.955
Less: Discount	**(1.288)**	(2.620)
Total	**401.708**	479.335

Related party transactions

	March 31, 2007	March 31, 2006
Sales		
Fiat	**412.826**	334.040
Birmot	**75.577**	78.367
Other	**1.664**	629
Total	**490.067**	413.036
Domestic purchases		
Mako - Associate company of Fiat	**20.656**	12.823
Powetrain Mekanik Sanayi ve Ticaret Limited Şirketi - Associate company of Fiat	**-**	7.687
Zer Merkezi Hizmetler Ticaret A.Ş. (*)	**5.363**	6.776
Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş. - Participation of Tofaş	**4.885**	4.038
Others	**5.553**	9.843
Total	**36.457**	41.167

(*) Subsidiary of Koç Holding A.Ş.

(Currency – Thousands of New Turkish Liras (YTL))

9. RELATED PARTY BALANCES (continued)

	March 31, 2007		March 31, 2006	
Foreign Purchases	**Materials and Services**	**Tangible and Intangible Assets**	Materials and Services	Tangible and Intangible Assets
Fiat	**298.901**	**2.418**	283.154	-
Comau S.p.A.–Associate company of Fiat	**37**	**8.463**	-	-
Other	**6.249**	-	691	126
Total	**305.187**	**10.881**	283.845	126

Interest and other income from related parties, as of March 31, 2007 amounts to YTL 14.403 (March 31, 2006 – YTL 15.413).

Salaries and similar benefits paid to the top management in 2007 (19 people) (March 31, 2006 - 22 people) amounted to YTL 1.468 (March 31, 2006 - YTL 1.707).

During 2007, research and development services obtained from related parties amounts to EUR 953.311 (YTL 1.753) (March 31, 2006 - None) and included in tangible and intangible assets.

10. OTHER RECEIVABLES AND PAYABLES

a) Other Receivables

	March 31, 2007	December 31, 2006
Short-term consumer financing loans	**5.126**	3.712
Non-performing loans	**2.975**	3.001
	8.101	6.713
Provision for loan impairment	**(3.093)**	(2.859)
Total	**5.008**	3.854
Long-term consumer financing loans	**50.067**	29.819
Total	**50.067**	29.819

As of March 31, 2007, YTL loans originated by the Group bear monthly fixed interest rates ranging between 1,20% - 2,05% per month (December 31, 2006 - 1,20%- 2,00%).

(Currency – Thousands of New Turkish Liras (YTL))

10. OTHER RECEIVABLES AND PAYABLES (continued)

The maturities of long-term consumer financing loans are as follows:

	March 31, 2007	December 31, 2006
2008	**8.573**	2.753
2009	**19.311**	9.235
2010 and after	**22.183**	17.831
Total	**50.067**	29.819

Movements in the allowance for loan impairment in 2007 and 2006 are as follows:

	March 31, 2007	December 31, 2006
January 1,	**2.859**	2.274
Change for the year	**296**	663
Recoveries from loans under follow-up	**(62)**	(78)
	3.093	2.859

The Group has obtained YTL 74.107 of pledge rights as a guarantee for the consumer financing loans (December 31, 2006 -YTL 30.683).

b) Other Payables

	March 31, 2007	December 31, 2006
Taxes and funds payable	**29.309**	17.409
Social securities payable	**5.883**	5.586
Payable to personnel	**1.836**	5.615
Other	**1.729**	2.446
	38.757	31.056

c) Other Financial Liabilities

The Group does not have any financial liabilities as of March 31, 2007 (December 31, 2006 - None).

d) Other Long-Term Liabilities

As of March 31, 2007, other long-term liabilities of the Group amounting to YTL 27.412 has been originated from deferral of research and development incentive premiums provided to support research and development expenditures of Mini Cargo project by the Scientific&Technological Research Council of Turkey (Tubitak) . The related balance will be recognized as revenue in line with the amortization terms of the research and development investments.

(Currency – Thousands of New Turkish Liras (YTL))

11. BIOLOGICAL ASSETS

None.

12. INVENTORIES

	March 31, 2007	December 31, 2006
Raw materials, net of reserve for obsolescence of YTL 1.616 (December 31, 2006 - YTL 2.127)	**55.611**	47.270
Work-in-process	**24.042**	17.504
Finished goods, net of reserve for obsolescence of YTL 945 (December 31, 2006 - YTL 733)	**19.480**	12.510
Spare parts	**26.101**	22.691
Imported vehicles	**32.402**	22.251
Goods-in transit and advances given	**37.762**	34.829
Total	**195.398**	157.055

13. RECEIVEBLES FROM CONSTRUCTION PROJECTS IN PROGRESS, net

None.

14. DEFERRED TAX ASSETS AND LIABILITIES

The breakdown of temporary differences and the resulting deferred tax assets as of March 31, 2007 and December 31, 2006, using the effective tax rates were as follows :

	Cumulative temporary differences		Deferred tax assets / (liabilities)	
	March 31, 2007	December 31, 2006	March 31, 2007	December 31, 2006
Employee termination benefits reserve	**(58.749)**	(53.975)	**11.749**	10.795
Warranty provision	**(58.996)**	(59.902)	**17.699**	17.971
Temporary differences arising between tax and book bases of property, plant and equipment and intangibles and inventories	**250.623**	238.557	**(43.662)**	(40.397)
Cumulative gain on the hedging	**(11.130)**	(9.910)	**3.527**	3.345
Deferred income	**(17.282)**	(13.759)	**3.456**	2.752
Unused investment allowances	**(373.483)**	(419.467)	**38.095**	42.786
Unused tax loss carryforward of KFK	**(1.568)**	(3.049)	**314**	610
Other temporary differences	**3.288**	590	**829**	(206)
Deferred tax asset, net			**32.007**	37.656

(Currency – Thousands of New Turkish Liras (YTL))

14. DEFERRED TAX ASSETS AND LIABILITIES (continued)

The movement on the deferred tax account is as follows:

	March 31, 2007	December 31, 2006
Deferred tax asset at beginning of the year	**37.656**	144.194
Deferred tax (charge) / credit for the year	**(5.831)**	(96.332)
Amount accounted under equity	**182**	(10.206)
Deferred tax assets at period / year end	**32.007**	37.656

15. OTHER CURRENT/NON-CURRENT ASSETS

a) Other Current Assets

	March 31, 2007	December 31, 2006
Prepaid expenses	**3.871**	663
VAT deductible	**93.887**	65.012
Accrued income	**692**	744
Other	**11.674**	10.627
	110.124	77.046

b) As of March 31, 2007, the Group has other non-current assets amounting to YTL 41 (December 31, 2006 - YTL 42).

16. AVAILABLE FOR SALE FINANCIAL ASSETS

As of March 31, 2007 and December 31, 2006, the available for sale financial assets of the Group comprised the following:

	Percentage of Interest	March 31, 2007	December 31, 2006
Entek Elektrik Üretimi A.Ş.	13,33 %	**23.994**	23.994
		23.994	23.994

As of March 31, 2007, the participation has been reflected at its assessed fair value of YTL 23.994, which is derived from the appraisal study dated January 29, 2007. In the consolidated financial statements as of December 31, 2006, the decrease of YTL 6.690, that has stemmed from fair value measurement of the participation is presented in the "revaluation surplus of financial assets" account under shareholders equity.

17. POSITIVE/(NEGATIVE) GOODWILL

None.

18. INVESTMENT PROPERTIES

None.

(Currency – Thousands of New Turkish Liras (YTL))

19. PROPERTY, PLANT AND EQUIPMENT, net

During the period ended March 31, 2007, the movement of property, plant and equipment and the accumulated depreciation is as follows:

	Land, Land Improvements and Buildings	Machinery and Equipment	Moulds and Models	Furniture and Fixture	Motor Vehicles	Leasehold Improvements	Advances and Construction in Progress	Total
At December 31, 2006, net of accumulated depreciation	111.342	146.305	134.633	31.056	6.418	6.066	315.654	751.474
Additions	-	24	244	1.229	562	6	73.962	76.027
Disposals	-	-	-	-	(89)	-	-	(89)
Transfers	-	-	-	-	-	-	-	-
Accumulated depreciation of disposals	-	-	-	-	39	-	-	39
Depreciation charge for the period	(1.144)	(5.228)	(13.559)	(1.889)	(591)	(197)	-	(22.608)
At March 31, 2007, net of accumulated depreciation	**110.198**	**141.101**	**121.318**	**30.396**	**6.339**	**5.875**	**389.616**	**804.843**
At March 31, 2007								
Cost	271.831	942.421	1.026.338	200.674	27.553	7.234	389.616	2.865.667
Accumulated depreciation	(161.633)	(801.320)	(905.020)	(170.278)	(21.214)	(1.359)	-	(2.060.824)
Net carrying amount	**110.198**	**141.101**	**121.318**	**30.396**	**6.339**	**5.875**	**389.616**	**804.843**

(Currency – Thousands of New Turkish Liras (YTL))

19. PROPERTY, PLANT AND EQUIPMENT, net (continued)

During the year ended December 31, 2006, the movement of property, plant and equipment and the accumulated depreciation is as follows:

	Land, Land Improvements and Buildings	Machinery and Equipment	Moulds and Models	Furniture and Fixture	Motor Vehicles	Leasehold Improvements	Advances and Construction in Progress	Total
At December 31, 2005, net of accumulated depreciation	94.614	145.955	185.106	27.793	5.868	4.892	22.438	486.666
Additions	-	439	-	662	3.255	364	353.768	358.488
Disposals	-	(6.009)	-	(10.908)	(1.880)	-	-	(18.797)
Transfers	20.815	20.325	5.712	12.212	-	1.488	(60.552)	-
Accumulated depreciation of disposals	-	5.971	-	9.835	1.435	-	-	17.241
Depreciation charge for the year	(4.087)	(20.376)	(56.185)	(8.538)	(2.260)	(678)	-	(92.124)
At December 31, 2006, net of accumulated depreciation	111.342	146.305	134.633	31.056	6.418	6.066	315.654	751.474
At December 31, 2006								
Cost	271.831	942.397	1.026.094	199.445	27.080	7.228	315.654	2.789.729
Accumulated depreciation	(160.489)	(796.092)	(891.461)	(168.389)	(20.662)	(1.162)	-	(2.038.255)
Net carrying amount	111.342	146.305	134.633	31.056	6.418	6.066	315.654	751.474

Restrictions on Assets

As of March 31, 2007 and December 31, 2006, there are no restrictions on assets.

(Currency – Thousands of New Turkish Liras (YTL))

20. INTANGIBLES, net

During the period ended March 31, 2007 and year ended December 31, 2006, the movement of intangibles is as follows:

	License Fee and Development Costs	**Others**	**Total**
At December 31, 2006, net of accumulated depreciation	307.398	6.622	**314.020**
Additions	19.685	70	**19.755**
Depreciation charge for the year	(3.372)	(203)	**(3.575)**
At March 31, 2007, net of accumulated depreciation	323.711	6.489	**330.200**
At March 31, 2007			
Cost	466.223	21.871	**488.094**
Accumulated depreciation	(142.512)	(15.382)	**(157.894)**
Net carrying amount	323.711	6.489	**330.200**

	License Fee and Development Costs	Others	Total
At December 31, 2005, net of accumulated depreciation	142.337	1.516	143.853
Additions	181.326	5.628	186.954
Depreciation charge for the year	(16.265)	(522)	(16.787)
At December 31, 2006, net of accumulated depreciation	307.398	6.622	314.020
At December 31, 2006			
Cost	446.538	21.801	468.339
Accumulated depreciation	(139.140)	(15.179)	(154.319)
Net carrying amount	307.398	6.622	314.020

Intangible assets will be started to be amortised when the related assets are ready to use. In relation to this, the Group has intangible assets amounting to YTL 298.056 (December 31, 2006-298.056), which are not started to be amortised and which are not determined as ready to use.

21. ADVANCES TAKEN

None.

22. EMPLOYEE PENSION PLANS

None.

(Currency – Thousands of New Turkish Liras (YTL))

23. PROVISIONS

a) Short-term Provisions

	March 31, 2007	December 31, 2006
Warranty provision	**58.997**	59.902
Provision for sales discount	**12.604**	302
Royalty expense provision	**2.142**	-
Services from third parties	**1.365**	14
Other	**12.634**	2.867
Total	**87.742**	63.085

The warranty provision movement for the periods ended March 31, 2007 and December 31, 2006 is as follows:

	March 31, 2007	December 31, 2006
Balance as of January 1	**59.902**	53.345
Utilized	**(3.888)**	(18.952)
Provision for the year	**2.983**	25.509
	58.997	59.902

b) Long-term Provisions

In accordance with existing social legislation, the Group is required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of 30 days' pay (limited to a maximum of historical YTL 1.961 (in full YTL)) (December 31, 2006 - YTL 1.857 (in full YTL)) per year of employment at the rate of pay applicable at the date of retirement or termination.

In the consolidated financial statements, the Group reflected a liability calculated using the Projected Unit Credit Method and based upon factors derived using their experience of personnel terminating their services and being eligible to receive retirement pay and discounted by using the current market yield at the balance sheet date on government bonds.

	March 31, 2007	December 31, 2006
Discount rate (per annum)	**%5,71**	%5,71
Estimated turnover rate for retirement	**%99**	%99

(Currency – Thousands of New Turkish Liras (YTL))

23. PROVISIONS (continued)

Movements in reserve for employee termination benefits are as follows:

	March 31, 2007	December 31, 2006
Balance as of January 1	**53.985**	46.398
Interest expense	**1.619**	5.567
Payments	**(567)**	(2.571)
Charge for the year	**3.712**	4.591
	58.749	53.985

24. MINORITY INTEREST

None.

25. SHARE CAPITAL/ADJUSTMENTS TO SHARE CAPITAL AND EQUITY INVESTMENTS

Registered capital ceiling of the Company is YTL 1.000.000. The Company's historical authorized and issued share capital as of March 31, 2007 and December 31, 2006 is YTL 500.000. As of March 31, 2007 and December 31, 2006 it is consisted of 50 billion shares with YTL 0,01 (full YTL) par value each. As of March 31, 2007 and December 31, 2006, the breakdown of issued share capital of the Company is as follows:

		March 31, 2007		December 31, 2006	
	Share Group	Amount (Historical YTL)	%	Amount (Historical YTL)	%
Fiat Auto S.p.A.	D	**189.280**	**37,86**	189.280	37,86
Koç Holding A.Ş.	A	**187.938**	**37,59**	187.938	37,59
Koç Holding companies and Koç family	A	**1.342**	**0,27**	1.342	0,27
Other, including publicly traded shares	E	**121.440**	**24,28**	121.440	24,28
Total Paid in Share Capital		**500.000**	**100,00**	500.000	100,00

The shareholders holding A and D group shares have the privilege to choose the members for Board of Directors and Board of Auditors and also have the privilege of using preemption rights in buying each other's shares. The Group's Articles of Association requires votes of 75% of shareholders during General Assembly resolutions.

(Currency – Thousands of New Turkish Liras (YTL))

26. CAPITAL RESERVES

The effect of restatement of share capital included in the balance sheet as of March 31, 2007 and December 31, 2006 consists of the following:

	March 31, 2007	December 31, 2006
Issued share capital	**348.382**	348.382
Statutory inflation adjustment which was not offset	**1.153**	1.153
Total	**349.535**	349.535

27-28. LEGAL RESERVES - RETAINED EARNINGS

The legal reserves consist of first and second legal reserves, appropriated in accordance with the Turkish Commercial Code (TCC). The TCC stipulates that the first legal reserve is appropriated out of historical statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of the Group's historical paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash distributions in excess of 5% of the historical paid-in share capital. Under TCC, the legal reserves are not available for distribution unless they exceed 50% of the historical paid-in share capital but may be used to offset losses in the event that historical general reserve is exhausted.

The public companies distribute dividends in accordance with the CMB regulations, which can be summarized as follows:

The adjusting figure arising from the initial application of the inflation adjustment on the opening balance sheet (financial statements as of December 31, 2003), in accordance with Communique XI-25 of CMB, should be considered as a deduction during the calculation of the inflation adjusted profit available for distribution. Furthermore, such adjusting figure which is followed under statutory accumulated losses account may be offset with the net income for the year, in appropriated prior year earnings, and the remaining portion can be offset by the restatement differences arising from the application of inflation adjustment on (i) extraordinary reserves, (ii) legal reserves and (ii) other equity items.

Starting from January 1, 2004, the Companies which are preparing their financial statements in accordance with IFRS in accordance with the Communique XI-25 of CMB are required to distribute profits at 20% (2006 - 20%) from the profit of the year 2007. Distribution can be made in cash or through distribution of bonus shares or both in certain percentages as decided by the general assembly of the Company provided that the amount will not be lower than the 20% (2006 -20%) of the profit available for distribution. Companies subject to regulations of CMB cannot distribute dividend at an amount higher than the distributable profit in their statutory financial statements prepared in accordance with Turkish Tax Procedural Code and Commercial Code.

According to the decision taken at the General Assembly meeting held on April 20, 2007, the Group will distribute cash dividend from 2006 profit amounting to YTL 60.000.

29. FOREIGN CURRENCY POSITION

The foreign currency position of the Group as of March 31, 2007 and December 31, 2006 is as follows:

	March 31, 2007					
	USD $ (thousand)	YTL Equivalent	Euro (thousand)	YTL Equivalent	Other Foreign Currencies YTL Equivalent	Total YTL Equivalent
Cash and cash equivalents	10.569	14.586	56.787	104.391	4	118.981
Trade receivables (including due from related parties)	3	4	158.570	291.500	-	291.504
Other current assets	26	36	1.426	2.622	-	2.658
Total YTL equivalent of foreign currency assets	-	14.626	-	398.513	4	413.143
Short-term bank borrowings	10.032	13.845	210.836	387.580	-	401.425
Trade payables (including due to related parties)	3.176	4.384	229.090	421.136	9	425.529
Other liabilities	-	-	-	-	-	-
Total YTL equivalent of foreign currency liabilities	-	18.229	-	808.716	9	826.954
Net foreign currency position	-	(3.603)	-	(410.203)	(5)	(413.811)

	December 31, 2006					
	USD (thousand)	YTL Equivalent	Euro (thousand)	YTL Equivalent	Other foreign currencies YTL Equivalent	Total YTL Equivalent
Cash and cash equivalents	2.018	2.837	99.534	184.288	7	187.132
Trade receivables (including due from related parties)	36.225	50.917	155.028	287.034	-	337.951
Other current assets	175	246	1.234	2.285	40	2.571
Total YTL equivalent of foreign currency assets	38.418	54.000	255.796	473.607	47	527.654
Short-term bank borrowings	-	-	224.507	416.414	-	416.414
Trade payables (including due to related parties)	861	1.211	265.102	490.837	10	492.058
Other liabilities	-	-	4.265	7.897	-	7.897
Total YTL equivalent of foreign currency liabilities	861	1.211	493.874	915.148	10	916.369
Net foreign currency position	37.557	52.789	(238.078)	(441.541)	37	(388.715) (*)

(*) As explained in Note 6, the Group's exposure to foreign exchange rate fluctuations on the long-term bank borrowings denominated in Euro are undertaken by Fiat. Accordingly, net foreign currency exposure of the Group as of March 31, 2007, is YTL 26.231 (foreign currency liability position) (December 31, 2006 - YTL 27.699, foreign currency asset position).

(Currency – Thousands of New Turkish Liras (YTL))

30. GOVERNMENT INCENTIVES

Investment Encouragement Certificates

The Group has obtained investment encouragement certificates from government authorities in connection with certain major capital expenditures, which entitle the Group to:

i) 100% exemption from customs duty on machinery and equipment to be imported;

ii) Investment allowances of 200% on the approved capital expenditures and investments;

iii) 100% VAT exemption on local capital expenditures.

The amount of investment allowances used in 2007 is YTL 45.983 (December 31, 2006- YTL 50.692). As of March 31, 2007 the amount of unused investment allowances is YTL 1.619.102 (December 31, 2006 - YTL 1.591.712). Based on the projections prepared by the Group management, the investment allowance to be utilized until December 31, 2008 is estimated as YTL 373.483 (December 31, 2006-YTL 419.467).

Government Grants

Government grants for research and development expenditures amounting to YTL 27.412 provided by Tübitak has been recognized under other liabilities (Note 10d)

31. PROVISIONS, CONTINGENT ASSETS AND LIABILITIES

Litigations

As of March 31, 2007, the total amount of outstanding legal claims brought against the Group is YTL 3.018 (December 31, 2006 - YTL 2.876). The Group has reflected a reserve amounting to YTL 1.100 (December 31, 2006 - YTL 1.000) in the financial statements.

Bank Letters of Guarantee

The breakdown of letters of guarantee given by the Group as of March 31, 2007 and December 31, 2006 is as follows:

		March 31 2007	December 31 2006
a) Letters of guarantee given to banks, customs and suppliers	YTL	**4**	4
	USD	**100.000**	100.000
	EURO	**2.114.855**	2.000.000
b) Letters of guarantee given for short-term and long-term bank borrowings	YTL	**6.300**	10.500
c) Other	YTL	**1.916**	1.689

(Currency – Thousands of New Turkish Liras (YTL))

31. PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (continued)

Other

The Group has USD 983 million of export commitments to be realized before July 30, 2007, in connection with its export incentive certificates USD 812 million of the commitment has been realized as of March 31, 2007. Additionally, USD 17 million of export commitments have been realized in connection with the export incentive certificate closed as of March, 31 2007 (As of December 31, 2006, the Group had export incentive certificate that entitle the Group to realize USD 740 million of exports till the end of the year, 2006. As of December 31, 2006, USD 713 million of export commitments have been realized in connection with the closed export incentive certificates).

As of March 31, 2007, the unused letter of credit issued for the purchase of raw materials and supplies amounts to Euro 4.077.551 (December 31, 2006 - Euro 2.384.285). As of March 31, 2007, the unused letter of credit issued for the purchase of fixed assets amounts to Euro 7.859.100 (December 31, 2006 - Euro 8.115.410).

The Group will realize investment amounting to Euro 172 million and Euro 350 million according to the agreements signed related with the two investment projects to be completed in 2007. A part of the development work is carried out by Fiat and the development costs charged by Fiat and its related parties in the first three months period amounting to Euro 953 thousands (December 31, 2006 – Euro 35.2 million) as it is disclosed in Note 9.

The consolidated subsidiaries KFK and Platform have signed a suretyship agreement which guarantees the payments of long-term bank borrowing amounting to Euro 350.000.000.

The long-term bank borrowing agreement related to the finance of MCV project entitles the Group to comply with certain financial ratios.

32. MERGERS AND ACQUISITIONS

None.

33. SEGMENT REPORTING

None.

34. SUBSEQUENT EVENTS

At the General Assembly meeting held on April 20, 2007, it has been decided to distribute dividend amounting to YTL 60.000, after the deduction of legal reserves from the net profit of the year 2006. The date of the dividend distribution is determined as May 14, 2007.

35. DISCONTINUING OPERATIONS

None.

(Currency – Thousands of New Turkish Liras (YTL))

36. OPERATIONAL INCOME

a) Net Sales

	March 31, 2007	March 31, 2006
Export sales	**469.090**	343.271
Domestic sales	**247.969**	261.783
Total	**717.059**	605.054

The amount of discounts from sales is YTL 56.182 (2006 – YTL 52.003)

b) Cost of Sales

	March 31, 2007	March 31, 2006
Direct material expense	**520.316**	409.492
Direct labor expense	**17.266**	14.367
Depreciation and amortization expense	**21.056**	29.887
Other production expenses	**35.123**	21.176
Total cost of production	**593.761**	474.922
Change in work-in-process	**(6.538)**	(356)
Change in finished goods	**(6.970)**	(5.162)
Cost of merchandise sold	**79.116**	82.728
Cost of other sales	**5.646**	2.561
Total	**665.015**	554.693

c) Other income from operational activities

	March 31, 2007	March 31, 2006
Income from direct material sales	**6.411**	2.498
Income from mould sales	**-**	763
Income from scrap sales	**4.718**	2.842
Packaging income	**4.468**	2.014
Other	**676**	481
Total	**16.273**	8.598

(Currency – Thousands of New Turkish Liras (YTL))

36. OPERATIONAL INCOME (continued)

d) Production and Sales Quantities

	Production		Sales	
	March 31, 2007	March 31, 2006	**March 31, 2007**	March 31, 2006
Doblo	**33.008**	29.567	**32.431**	29.194
Albea	**3.625**	4.367	**3.699**	4.505
Palio – Palio Van	**544**	1.016	**648**	1.137
Grande Punto – Punto	-	-	**1.349**	3.014
CKD demonte	**2.016**	1.824	**1.920**	1.824
Kuş Serisi	-	524	**97**	243
SKD	**3.270**	-	**3.288**	-
Marea	-	.153	-	155
Ducato	-	-	**971**	642
Strada	-	-	-	190
Idea	-	-	-	75
Alfa Romeo	-	-	**80**	222
Stilo	-	-	-	45
Panda	-	-	**17**	39
Sedici	-	-	**17**	-
Linea	**171**	-	**19**	-
Ferrari	-	-	**6**	6
Maserati	-	-	**4**	-
MCV	**16**	-	-	-
Total	**42.650**	37.451	**44.546**	41.291

37. OPERATING EXPENSES

	March 31, 2007	March 31, 2006
Selling and marketing expense	**31.760**	32.821
General and administrative expense	**22.137**	21.753
Research and development expense	**2.036**	2.641
Total	**55.933**	57.215

(Currency – Thousands of New Turkish Liras (YTL))

37. OPERATING EXPENSES (continued)

a) Selling and Marketing Expense

	March 31, 2007	March 31, 2006
Warranty expenses	**3.452**	6.441
Personnel expenses	**7.580**	7.075
Royalty expenses	**2.424**	2.269
Advertisement expenses	**5.571**	5.898
Shipment and insurance expenses	**4.525**	3.738
Packaging expenses	**1.776**	1.317
Other selling and marketing expenses	**6.432**	6.083
Total	**31.760**	32.821

b) General and Administrative Expense

	March 31, 2007	March 31, 2006
Personnel expenses	**7.708**	6.386
Depreciation and amortization expenses	**4.914**	5.018
Other general and administrative expenses	**9.516**	10.349
Total	**22.138**	21.753

c) Depreciation and Amortization Expense

	March 31, 2007	March 31, 2006
Cost of production	**21.056**	29.887
General and administrative expenses	**4.914**	5.018
Research and development expenses	**213**	243
Total	**26.183**	35.148

d) Personnel Expense

	March 31, 2007	March 31, 2006
Wages and salaries	**55.774**	41.632
Labor expenses charged by subcontractors	**384**	758
Other social expenses	**3.971**	3.529
Total	**60.129**	45.919

(Currency – Thousands of New Turkish Liras (YTL))

38. OTHER OPERATING INCOME / EXPENSE AND GAIN / LOSS

a) Other Operating Income

	March 31, 2007	March 31, 2006
Research and development income	**3.101**	1.876
Rent income	**280**	331
Others	**3.655**	1.321
	7.036	3.528

b) Other Operating Expense and Losses

As of March 31, 2007, the Group has other operating expenses of YTL 666 (March 31, 2006 - YTL 89).

39. FINANCIAL INCOME / EXPENSE, net

	March 31, 2007	March 31, 2006
Financial Income		
Foreign exchange gain	**9.963**	13.403
Interest income	**13.960**	22.740
Commission income	**304**	148
Total financial income	**24.227**	36.291
Financial Expense		
Foreign exchange loss	**(1.359)**	(9.667)
Interest expense	**(6.502)**	(5.129)
Total financial expense	**(7.861)**	(14.796)
Financial income/(expense), net	**16.366**	21.495

40. NET MONETARY GAIN / LOSS

In accordance with the announcement of CMB dated March 17, 2005, the inflation accounting application has been ceased by January 1, 2005, therefore there is no monetary gain/loss incurred in 2007 and 2006.

(Currency – Thousands of New Turkish Liras (YTL))

41. TAXATION

The Group is subject to taxation in accordance with the tax regulation and the legislation effective in Turkey.

In Turkey, the corporation tax rate starting for the fiscal year beginning January 1, 2006 has been decreased to 20%. Platform, the subsidiary of the Group, is exempt from the corporate tax until the year 2013. Corporate tax returns are required to be filed by the twenty-fifth day of the fourth month following the balance sheet date and taxes must be paid in one installment by the end of the fourth month. The tax legislation provides for a temporary tax of 20% (2006 - 20%) to be calculated and paid based on earnings generated for each quarter. The amounts thus calculated and paid are offset against the final corporate tax liability for the year.

In 2003 and prior years, corporation tax was computed on the statutory income tax base without any adjustment for inflation accounting. Starting from January 1, 2004, the statutory financial statements from which taxable income is derived are adjusted for inflation. Accumulated earnings arising from the first application of inflation accounting on the December 31, 2003 balance sheet are not subject to corporation tax, and similarly accumulated deficits arising from such application are not deductible for tax purposes. Moreover, accumulated tax loss carry-forwards related to 2003 and prior periods will be utilized at their historical (nominal) values in 2004 and future years.

Effective from April 24, 2003, investment allowances provides a deduction from the corporate tax base of 40% of the purchase price of purchases of the brand-new fixed assets having economic useful life and exceeding YTL 10.000 and directly related with the production of goods and services. Investment allowance that arose prior to April 24, 2003 are taxed at 19,8% (withholding tax) unless they are converted to new type at companies' will. Investment allowances could be carried forward indefinitely before the new investment allowance application which has been effective from January 1, 2006. With the new law enacted, effective from January 1, 2006, Turkish government ceased to offer investment incentives for capital investments. Companies having unused qualifying capital investment amounts from periods prior to December 31, 2005 will be able to deduct such amounts from corporate income until the end of December 31, 2008; however, the corporate tax rate will be 30% for these companies. Furthermore, qualifying capital investments to be made until the end of December 31, 2008 within the scope of the investment projects started before December 31, 2005 will be subject to investment incentive until the end of December 31, 2008. The Company has chosen in the option of using available investment allowance incentives until December 31, 2008 and accordingly corporate tax rate is 30%.

In Turkey, the tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

Corporate tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years. As of March 31, 2007, the tax loss carry forward of the Group is YTL 3.049 (December 31, 2006 - YTL 3.049). The tax loss carry forward of the Group amounting to YTL 2.360 and YTL 689 will be expired in 2007 and 2008, respectively.

(Currency – Thousands of New Turkish Liras (YTL))

41. TAXATION (continued)

For the periods ended March 31, 2007 and 2006, the analysis of the tax expense in the income statement is as follows:

	March 31, 2007	March 31, 2006
Current tax charge	**-**	-
Deferred tax charge	**(5.831)**	(1.883)
	(5.831)	(1.883)

The numeric reconciliation between tax income and the accounting results multiplied by the applicable tax rate as of March 31, 2007 and December 31, 2006 are as follows:

	March 31, 2007	December 31, 2006
Net income before provision for taxes	**35.120**	178.606
Income tax charge at effective tax rate	**(10.535)**	(53.582)
Effect of investment allowances - amount used during current period	**13.795**	15.208
Effect of change in tax rates	**-**	26.403
Effect of reversal of the taxation effect of the unused investment allowances	**(4.691)**	(104.318)
Other	**(4.400)**	19.558
	(5.831)	(96.731)

42. EARNINGS PER SHARE

Earnings per share is determined by dividing net income by the weighted average number of shares that have been outstanding during the related period concerned. As of March 31, 2007 and 2006, the weighted average number of shares outstanding is 50.000.000.000 and earnings per share is Yeni Kuruş 0,06 and Yeni Kuruş 0,05, respectively.

(Currency – Thousands of New Turkish Liras (YTL))

43. CASH FLOW STATEMENT

	March 31, 2007	March 31, 2006
Cash flows from operating activities		
Net income before monetary gain and provision for taxes	**35.120**	27.682
Reconciliation between net income before monetary loss and taxation and cash generated from operating activities		
Depreciation and amortization	**26.183**	35.148
Interest expense	**6.502**	5.129
Interest income	**(13.960)**	(22.740)
Provision for employment termination benefits	**5.331**	3.640
(Gain)/Loss on sale of property, plant and equipment	**2**	9
Warranty provision	**2.983**	6.385
Operating income before working capital changes	**62.161**	55.253
Net working capital changes in-		
Trade receivables and due from related parties	**63.408**	59.454
Inventories	**(38.343)**	(4.358)
Other current/non current assets and other receivables	**(54.479)**	(2.755)
Trade payables and due to related parties	**(102.684)**	31.271
Other current liabilities	**39.877**	(6.594)
Other long term liabilities	**-**	-
Employment termination benefits paid	**(567)**	(745)
Warranty payments	**(3.888)**	(4.505)
Net cash provided by operating activities	**(34.515)**	127.021
Cash flows from investing activities		
Investment securities	**-**	(334)
Deposits maturities over three months	**-**	3.000
Purchase of property, plant, equipment and internally developed intangibles	**(95.782)**	(64.619)
Proceeds from sale of property, plant and equipment and intangibles	**52**	62
Net cash used in investing activities	**(95.730)**	(61.891)
Cash flows from financing activities		
Interest paid	**(5.083)**	(3.499)
Net change in financial liabilities	**(3.725)**	8.628
Net cash provided by / (used in) financing activities	**(8.808)**	5.129
Net increase in cash and cash equivalents	**(139.053)**	70.259
Cash and cash equivalents at the beginning of the year	**518.364**	458.726
Cash and cash equivalents at the end of the year	**379.311**	528.985

(Currency – Thousands of New Turkish Liras (YTL))

44. STATEMENT OF CHANGES IN EQUITY

As of March 31, 2007 and 2006 shareholders' equity movement is as follows:

	Share Capital	Legal Reserves	Extraordinary Reserves	Revaluation Surplus of Financial Assets	Inflation Adjustment Effect on Nominal Equity Items	Cumulative Gain on the Hedging	Accumulated Profits /(Loss)	Net Income for the Period	Total Shareholders' Equity
December 31, 2005	500.000	-	-	18.951	349.535	58.721	857	110.213	1.038.277
Transfers	-	-	-	-	-	-	110.213	(110.213)	-
Gain on the hedging (After the realized gains included in net profit for the year amounting to YTL 8.531)	-	-	-	-	-	(11.015)	-	-	(11.015)
Dividend distribution	-	-	-	-	-	-	-	-	-
Revaluation deficit of financial assets	-	-	-	(25)	-	-	-	-	(25)
Net profit for the year	-	-	-	-	-	-	-	25.799	25.799
Transfers to share capital	-	-	-	-	-	-	-	-	-
March 31, 2006	500.000	-	-	18.926	349.535	47.706	111.070	25.799	1.053.036
December 31, 2006	**500.000**	**7.741**	**10.704**	**12.261**	**349.535**	**13.255**	**42.625**	**81.875**	**1.017.996**
Transfers	-	-	-	-	-	-	81.875	(81.875)	-
Gain on the hedging	-	-	-	-	-	1.402	-	-	1.402
Revaluation deficit of financial assets	-	-	-	-	-	-	-	-	-
Net profit for the year	-	-	-	-	-	-	-	29.289	29.289
March 31, 2007	**500.000**	**7.741**	**10.704**	**12.261**	**349.535**	**14.657**	**124.500**	**29.289**	**1.048.687**

45. OTHER MATTERS

Additional paragraph for convenience translation to English:

The effect of the differences between the accounting principles summarized in Note 2 and the accounting principles generally accepted in countries in which the financial statements are to be distributed and International Financial Reporting Standards (IFRS), have not been quantified and reflected in the financial statements. The accounting principles used in the preparation of the financial statements differ from IFRS, with respect to the accounting for the effects of hyperinflation and presentation of financial statements. Accordingly, the financial statements are not intended to present the Group's financial position and results of its operations in accordance with accounting principles generally accepted in such countries of users of the financial statements and IFRS.

END